Mail Stop 3-9									December
10,
2004

Joseph Podolski
President and Chief Executive Officer
Zonagen, Inc.
2408 Timberloch Drive
Suite B-1
The Woodlands, Texas 77380

Re:	Zonagen, Inc.
	Registration Statement on Form S-1
      Filed October 20, 2004
	File Number 333-119861

 Dear Mr. Podolski:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In response to prior comments 6, 7 and 9 relating to third party citation for certain statements made in the registration statement, in your next response letter please provide us with a list of each statement of the type we have illustrated and the third party support you have provided. If there are any such statements that have not been supported (including those that you believe are statements of medical fact), include those in your response. You may provide this information in tabular form in your response letter.



   Prospectus Summary, page 1
Progenta, page 1

2. We note your description of the Progenta trial being conducted in
Poland. Expand the first sentence of the first full paragraph on page 2 to state that the study involved a small sample size and quantify that sample size.

3. We note your response to prior comment 15, relating to the use of
Phase I/II terminology. However, as we indicated in our original comment, this terminology may only be used if your tests meet all of the requirements of a Phase II trial, which would not appear to be the case (based upon your response). Accordingly, you should refer to the trials as Phase I trials.
4. Our prior comment 15 also applied to your use of Phase II/III terminology. You have changed these references to refer to these trials as "pivotal trials." We note that the term "pivotal trial" does not appear in FDA regulations and is used most often to describe
Phase III clinical trials which provide substantial evidence that a product is safe and effective. Therefore, in each instance, unless what you now term a "pivotal trial" has all of the characteristics of a Phase III trial, you should refer to the trial not as a pivotal trial, but rather as a Phase II trial.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Zafar Hasan at (202) 942-7381or me at (202)
942-
1840 with any other questions.


      Sincerely,




      Jeffrey Riedler
      Assistant Director

cc:	Paul D. Aubert
	Winstead, Sechrest & Minick PC
	1450 Lake Robbins Drive
	Suite 600
	The Woodlands, Texas 77380

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Zonagen, Inc.
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